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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-13836

Full title of the plan and the address of the plan, if different from the issuer named below:

JOHNSON CONTROLS RETIREMENT SAVINGS AND INVESTMENT PLAN

JOHNSON CONTROLS, INC
5757 North Green Bay Avenue
Milwaukee, Wisconsin 53209

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JOHNSON CONTROLS INTERNATIONAL PLC
One Albert Quay,
Cork, Ireland

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JOHNSON CONTROLS RETIREMENT SAVINGS AND INVESTMENT PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2022 AND 2021

*Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income and Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Johnson Controls Retirement Savings and Investment Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Johnson Controls Retirement Savings and Investment Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information
The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of Johnson Controls Retirement Savings and Investment Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2018.

Milwaukee, Wisconsin
June 23, 2023

JOHNSON CONTROLS RETIREMENT SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2022	2021
Assets
Investments
Investment in Master Trust at fair value	$5,311,704,411	$6,599,437,061

Receivables
Employer contributions	168,856,580	105,918,497
Notes receivable from participants	68,259,516	70,686,221
Total receivables	237,116,096	176,604,718

Net assets available for benefits	$5,548,820,507	$6,776,041,779

See the notes to the financial statements

JOHNSON CONTROLS RETIREMENT SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2022

Additions
Additions to net assets attributed to:
Interest on notes receivable from participants	$2,720,528

Contributions:
Participants	248,149,924
Employer	168,857,347
417,007,271

Total additions	419,727,799

Deductions
Deductions from net assets attributed to:
Net investment loss from Master Trust	1,067,331,427
Distributions and withdrawals	576,600,413
Administrative expenses	4,217,185

Total deductions	1,648,149,025

Transfers from other plans, net	1,199,954

Net decrease in net assets available for benefits	(1,227,221,272)

Net assets available for benefits, beginning of year	6,776,041,779
Net assets available for benefits, end of year	$5,548,820,507

See the notes to the financial statements

JOHNSON CONTROLS RETIREMENT SAVINGS AND INVESTMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Johnson Controls Retirement Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description provided to all participants for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan adopted effective January 1, 2018 for participation by eligible employees of Johnson Controls, Inc. ("the Company") and selected subsidiaries, as designated by the Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

CONTRIBUTIONS

Participants can designate an amount up to thirty-five percent (35%) of their gross annual eligible compensation as contributions. The Plan has provided multiple company contribution schedules based on specific eligibility rules. A full listing of the schedules can be found in the Plan document.

Participant contributions are deposited in the investment funds of their choice. Participants may reallocate their account balances among the available investment funds at any time in increments of one percent (1%).

For certain participant groups, if the participant does not make an election to participate in the Plan within 60 days of becoming eligible, the participant will be automatically enrolled to make pre-tax contributions depending on their employment classification. If automatically enrolled, the participant's contributions will be invested in a target date fund based on their birth date and the fund's target retirement date.

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. A participant's interest in employer contributions plus actual earnings (losses) thereon, vests based on eligibility rules specific to certain groups of employees.

If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions is forfeited. The Company may apply any forfeited amounts to reduce future employer contributions to the Plan and to pay Plan expenses.

PAYMENT OF BENEFITS

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. In addition, participants may be able to take voluntary, in-service withdrawals, which include hardship withdrawals. Benefit payments are recorded when paid.

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity"). As of December 31, 2022 and 2021, Plan assets of $1,962.5 million and $2,284.9 million have been allocated to the accounts of persons who are no longer active participants of the Plan, but who have not yet received distributions as of that date. Requested but unpaid distributions at December 31, 2022 were deemed to be immaterial.

JOHNSON CONTROLS RETIREMENT SAVINGS AND INVESTMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTES RECEIVABLE FROM PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the Plan document. Only two loans per participant may be outstanding at any time. Each loan may be for a term up to five years. Regular payroll deductions are required to repay a loan. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 3.25% and 7.25% as of December 31, 2022. At termination, participants may continue to make monthly loan payments until the balances of any loans are paid off.

The notes receivable from participants are measured at their unpaid principal balances plus accrued but unpaid interest. At the time of borrowing, the assets of the participant are sold proportionally to finance the loan. The loan is collateralized by the participant's assets in the Plan.

Should a participant fail to make a loan payment when due (including retirement or termination), the participant is given a grace period to cure the delinquency through the end of the calendar quarter following the calendar quarter in which the default arose. If the participant fails to cure the delinquency, a deemed distribution occurs in accordance with the provisions of the Plan document. The Plan has not made a provision for uncollectible loans as there are none.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

FAIR VALUE MEASUREMENTS

ASC 820, "Fair Value Measurement," defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1:	Observable inputs such as quoted prices in active markets;
Level 2:	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3:	Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

JOHNSON CONTROLS RETIREMENT SAVINGS AND INVESTMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

SAVINGS AND INVESTMENT MASTER TRUST

All investments of the Plan are included under a master trust arrangement ("the Master Trust"). Fidelity is the trustee of the Master Trust. All investments of the Master Trust are stated at fair market value.

Investment income or loss of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The net assets held in the Master Trust as of December 31, 2022 and 2021 and the changes in net assets held in the Master Trust for the year ended December 31, 2022 for the Master Trust are presented in Note 7.

At December 31, 2022 and 2021, unallocated participant forfeitures of non-vested employer contributions of $5.3 million and $4.9 million related to the Plan, were in the Master Trust. For the year ended December 31, 2022, total forfeitures were used to pay administrative expenses of $0.5 million and to reduce employer contributions by $4.9 million.

DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through June 23, 2023, the date which the financial statements were available to be issued.

NOTE 3 - TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated December 13, 2019, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or Department of Labor. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 5 - RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

An Adient Stock Fund was established in the Plan in order to hold distributed shares as a result of the 2016 spin-off of the Johnson Controls International plc Automotive Experience business. The Adient Stock Fund is a closed investment in the Plan, which means balances can be taken out of the Adient Stock Fund but no new contributions or exchanges can be made into this Fund.
For 2022, the Plan sold units in the Adient Stock Fund of approximately $1.0 million and had an investment loss of approximately $3.7 million. The total value of the Plan’s investment in the Adient Stock Fund was approximately $10.0 million and $14.8 million at December 31, 2022 and 2021, respectively.
For 2022, the Plan purchased units in the Johnson Controls International plc Stock Fund ("JCI plc Stock Fund") of approximately $21.7 million. Also, for 2022, the Plan sold units of approximately $38.4 million and had an investment loss of

JOHNSON CONTROLS RETIREMENT SAVINGS AND INVESTMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

approximately $65.5 million. The total value of the Plan’s investment in the JCI plc Stock Fund was approximately $254.0 million and $336.3 million at December 31, 2022 and 2021, respectively.
The unit values of the JCI plc Stock Fund and Adient Stock Fund are recorded and maintained by Fidelity and the Plan. Plan participants may direct up to 25% of their employee and employer contributions to the JCI plc Stock Fund. In addition, participants may exchange a portion of their account balance into the JCI plc Stock Fund, provided the transaction does not cause the portion of their account balance invested in the JCI plc Stock Fund to exceed 25%.
Certain of the assets of the Master Trust are invested in registered investment companies managed by Fidelity, for which Fidelity Management & Research Company (“FMR Co.”) provides investment advisory services. FMR Co. is an affiliate of both Fidelity, record keeper of the Plan, and Fidelity Workplace Services, LLC. Expenses paid to FMR Co. and/or its affiliates by the Plan during the year ended December 31, 2022 was $1,978,089. These transactions and investments, as well as participant loans, qualify as exempt “party-in-interest” transactions, as “party-in-interest” is defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company and certain others.

NOTE 6 - RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 7 - JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The following table presents net assets held in the Master Trust and the Plan's interest in the Master Trust, including fair value of investments held in the Master Trust, as of December 31, 2022 and 2021:

	December 31,
	2022		2021
	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances
Assets
Investments at fair value as determined by quoted market price (Level 1):
Common Stock Funds	$264,034,304	$388,908,774	$351,075,389	$518,754,241

Investments at fair value as determined by quoted market price (Level 2):
Other Separate Accounts	5,047,670,107	5,607,509,413	6,248,361,672	6,953,106,677
Investments at fair value	5,311,704,411	5,996,418,187	6,599,437,061	7,471,860,918

Total investments in Master Trust	$5,311,704,411	$5,996,418,187	$6,599,437,061	$7,471,860,918

JOHNSON CONTROLS RETIREMENT SAVINGS AND INVESTMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

The following table presents changes in net assets held in the Master Trust for the year ended December 31, 2022:

Year Ended December 31, 2022
Master Trust Balances

Additions
Additions to net assets attributed to:
Contributions:
Participants	$265,622,564
Employer	114,604,503
Participant loan repayments	36,970,146
417,197,213

Interest and dividends	8,106,634
Total additions	425,303,847

Deductions
Deductions from net assets attributed to:
Net depreciation in fair value of investments:
Other Separate Accounts	1,105,720,441
Common Stock Funds	110,894,688
Participant withdrawals	643,218,914
Participant loan withdrawals	37,235,718
Administrative expenses	5,071,656
Total deductions	1,902,141,417

Transfers from other plans, net	1,394,839

Net decrease in net assets available for benefits	(1,475,442,731)

Net assets available for benefits, beginning of year	7,471,860,918
Net assets available for benefits, end of year	$5,996,418,187

JOHNSON CONTROLS RETIREMENT SAVINGS AND INVESTMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

The following table sets forth by level, within the fair value hierarchy, the Master Trust investment assets at fair value as of December 31, 2022 and 2021:

	Investments at Fair Value as of
	December 31, 2022
	Level 1	Level 2	Level 3	Total
Common Stock Funds	$388,908,774	$—	$—	$388,908,774
Other Separate Accounts	—	5,607,509,413	—	5,607,509,413
Total investments at fair value	$388,908,774	$5,607,509,413	$—	$5,996,418,187

	Investments at Fair Value as of
	December 31, 2021
	Level 1	Level 2	Level 3	Total
Common Stock Funds	$518,754,241	$—	$—	$518,754,241
Other Separate Accounts	—	6,953,106,677	—	6,953,106,677
Total investments at fair value	$518,754,241	$6,953,106,677	$—	$7,471,860,918

Following is a description of the valuation methodologies used for assets measured at fair value:

Common Stock Funds: The fair value for the JCI plc Stock Fund and the Adient Stock Fund is determined by indirect quoted market prices. The value of the funds are not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges. The fair value of the investments in the JCI plc Stock Fund and Adient Stock Fund reflect a unit value computed daily based on the share price and the value of the fund's short-term investments. At December 31, 2022 and 2021, the Plan held 18,833,703 and 19,654,694 units of the Johnson Controls plc Stock Fund at a unit value of $13.48 and $17.10, respectively. At December 31, 2022 and 2021, the Plan held 1,245,735 and 1,367,221 units of the Adient Stock Fund at a unit value of $8.06 and $10.83, respectively.

Other Separate Accounts: The fair value for Other Separate Accounts is determined by indirect quoted market prices. These investments are generally held in a commingled trust. The value of the trust is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges. The Plan implemented a white-label fund structure for its defined contribution investment options, aside from the JCI plc and Adient Stock Funds. This structure places the individual fund offerings into unitized collective trusts for each asset class, which are valued at the net asset value, published by Fidelity, based on the fair values of the underlying investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 8 - TRANSFERS
During 2022, a portion of the assets from the Silent-Aire USA 401(k) Profit Sharing Plan and Trust were transferred into the Plan and approximately $1.1 million of net investments were transferred into the Master Trust.

JOHNSON CONTROLS RETIREMENT SAVINGS AND INVESTMENT PLAN
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #026, EIN: 39-0380010
December 31, 2022
(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Notes receivable from participants	3.25% - 7.25%	$0	$68,259,516

*	Represents a party-in-interest

JOHNSON CONTROLS RETIREMENT SAVINGS AND INVESTMENT PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls International plc Employee Benefit Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS RETIREMENT SAVINGS AND INVESTMENT PLAN

By:

/s/ Olivier Leonetti
Olivier Leonetti
Executive Vice President and Chief Financial Officer
JOHNSON CONTROLS INTERNATIONAL PLC

June 23, 2023

JOHNSON CONTROLS RETIREMENT SAVINGS AND INVESTMENT PLAN
INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Wipfli LLP